UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 2, 2023

Franklin BSP Capital Corporation

(Exact name of Registrant as Specified in Its Charter)

Delaware	814-01360	85-2950084
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9 West 57th Street, Suite 4920, New York, New York	10019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 588-6770

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b- 2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 2, 2023, Franklin BSP Capital Corporation, a Delaware corporation (“FBCC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Franklin BSP Lending Corporation, a Maryland corporation (“FBLC” and together with FBCC, the “Funds” and each a “Fund”), Franklin BSP Merger Sub, Inc., a Maryland corporation and a direct wholly-owned subsidiary of FBCC (“Merger Sub”), and, solely for the limited purposes set forth therein, Franklin BSP Capital Adviser L.L.C. (“FBCA”), a Delaware limited liability company and the external investment adviser to FBCC. The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Merger Sub will be merged with and into FBLC (the “Merger”), with FBLC continuing as the surviving company and as a wholly-owned subsidiary of FBCC. Immediately after the Effective Time, FBLC will merge with and into FBCC (together with the Merger, the “Mergers”), with FBCC continuing as the surviving company. The boards of directors of both FBCC (the “FBCC Board”) and FBLC (the “FBLC Board” and, together with the FBCC Board, the “Boards”), including all of the respective directors who are not “interested persons” of either Fund or its respective investment adviser as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “Independent Directors”), in each case, on the recommendation of a special committee (such company’s “Special Committee”) comprised solely of the Independent Directors of FBCC or FBLC, as applicable, have approved the Merger Agreement and the transactions contemplated thereby. The parties to the Merger Agreement intend the Mergers to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Merger Consideration

At the Effective Time, each share of common stock, par value $0.001 per share, of FBLC (“FBLC Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares owned by FBCC or any of its consolidated subsidiaries (the “Cancelled Shares”)) will be converted into the right to receive a number of shares of common stock, par value $0.001 per share, of FBCC (“FBCC Common Stock”) equal to the Exchange Ratio (as defined below), plus any cash (without interest) in lieu of fractional shares.

As of a mutually agreed date no earlier than 48 hours (excluding Sundays and holidays) prior to the Effective Time (such date, the “Determination Date”), each of FBLC and FBCC will deliver to the other a calculation of its net asset value as of such date (such calculation with respect to FBLC, the “Closing FBLC Net Asset Value” and such calculation with respect to FBCC, the “Closing FBCC Net Asset Value”), in each case using the same set of assumptions, methodologies and adjustments as has been historically used in preparing such calculation. Based on such calculations, the parties will calculate the “FBLC Per Share NAV”, which will equal (i) the Closing FBLC Net Asset Value divided by (ii) the number of shares of FBLC Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares), and the “FBCC Per Share NAV”, which will equal (A) the Closing FBCC Net Asset Value divided by (B) the number of shares of FBCC Common Stock issued and outstanding as of the Determination Date. The “Exchange Ratio” will be equal to the quotient (rounded to four decimal places) of (i) the FBLC Per Share NAV divided by (ii) the FBCC Per Share NAV.

FBCC and FBLC will update and redeliver the Closing FBCC Net Asset Value or the Closing FBLC Net Asset Value, respectively, in the event that the closing of the Mergers is subsequently materially delayed or there is a material change to such calculation between the Determination Date and the closing of the Mergers and as needed to ensure that the calculation is determined within 48 hours (excluding Sundays and holidays) prior to the Effective Time.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties by each of FBCC, FBLC and FBCA, subject to specified exceptions and qualifications. The Merger Agreement also contains customary covenants, including, among others, covenants relating to the operation of each of FBCC’s and FBLC’s businesses during the period prior to the closing of the Mergers, the preparation of a registration statement on Form N-14 (the “Registration Statement”), the holding of special meetings of the stockholders of FBCC and FBLC, and obtaining certain regulatory and third party consents, if any. FBCC and FBLC have agreed to convene and hold stockholder meetings for the purpose of obtaining the approvals required of FBCC’s and FBLC’s stockholders, respectively, and have agreed to recommend that the stockholders approve the applicable proposals.

The Merger Agreement includes restrictions on the ability of FBCC and FBLC to solicit proposals for alternative transactions or engage in discussions regarding such proposals, subject to exceptions and termination provisions, which could have the effect of discouraging such proposals from being made or pursued. However, either of the Boards may, subject to certain conditions, change its recommendation to its respective Fund’s stockholders, terminate the Merger Agreement and enter into an agreement with respect to a superior proposal if either Special Committee determines in its reasonable good faith judgment, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with, as applicable, the respective Fund directors’ exercise of their fiduciary duties under applicable law or the standard of conduct applicable to the respective Fund directors (taking into account, among other factors, any changes to the Merger Agreement proposed by the other Fund).

Conditions to the Mergers

Consummation of the Mergers, which is currently anticipated to occur during the first half of calendar year 2024, is subject to certain closing conditions, including, but not limited to, (1) requisite approvals of FBCC’s and FBLC’s stockholders, including the approval of FBCC’s stockholders of the Amended and Restated Advisory Agreement as described below, (2) effectiveness of the Registration Statement for the FBCC Common Stock to be issued as consideration in the Mergers, (3) the absence of certain legal impediments to the consummation of the Mergers, (4) required regulatory approvals (including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), (5) determinations of the Closing FBCC Net Asset Value and the Closing FBLC Net Asset Value in accordance with the terms of the Merger Agreement, and (6) subject to certain exceptions, the accuracy of the representations and warranties and compliance with the covenants of each party to the Merger Agreement.

General

The foregoing summary description of the Merger Agreement and the transactions contemplated thereby is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.

The Merger Agreement has been filed as Exhibit 2.1 to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other information about the parties thereto or their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties, covenants and agreements that were made only for purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement (except as may be expressly set forth in the Merger Agreement); may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders should not rely on such representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties to the Merger Agreement.

Amended and Restated Advisory Agreement

On October 2, 2023, the FBCC Board approved an amendment and restatement (the “Amended and Restated Advisory Agreement”) of the investment advisory agreement, dated September 23, 2020 (the “Original Advisory Agreement”), by and between FBCC and FBCA. The approval of the Amended and Restated Advisory Agreement by FBCC’s stockholders is a closing condition to the Mergers. If the Mergers do not close, then the Amended and Restated Advisory Agreement will not go into effect, even if approved by FBCC’s stockholders.

Under the Amended and Restated Advisory Agreement, effective upon the closing of the Mergers, (i) the base management fee will increase to an annual rate of 1.50% of FBCC’s average gross assets, provided, that the base management fee will be calculated at an annual rate of 1.00% of FBCC’s average gross assets purchased with borrowed funds above 1.0x debt-to-equity (equivalent to $1.0 of debt outstanding for each $1.0 of equity), (ii) the incentive fee on income will increase to a catch-up of 1.8175% (7.27% annualized), 17.5% of the amount of FBCC’s pre-incentive fee net investment income, if any, that exceeds the catch-up, with the preferred return to investors each quarter remaining the same as under the Original Advisory Agreement, and (iii) the incentive fee on capital gains will increase to 17.5% of FBCC’s incentive fee capital gains calculated as under the Original Advisory Agreement for periods ending after the date of the Amended and Restated Advisory Agreement, on a cumulative basis from the date of FBCC’s election to be regulated as a BDC. The fees payable under the Amended and Restated Advisory Agreement are calculated in the same manner as the post-Liquidity Event (as defined in the Original Advisory Agreement) calculation of the base management fee payable under the Original Advisory Agreement. None of the other material terms will change in the Amended and Restated Advisory Agreement as compared to the Original Advisory Agreement, including the services to be provided.

Information regarding the material relationships between FBCC and FBCA is set forth in “Part I—Item 1. Business—About Our Adviser, BSP, and Franklin Templeton” and “Part III—Item 13. Certain Relationships and Related Transactions, and Director Independence” in FBCC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 15, 2023, and is incorporated into this Current Report on Form 8-K by reference.

The foregoing description of the Amended and Restated Advisory Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Advisory Agreement, a form of which is attached as Exhibit A to the Merger Agreement, filed herewith as Exhibit 2.1, and is incorporated into this Current Report on Form 8-K by reference.

Item 7.01. Regulation FD Disclosure.

On October 6, 2023, FBCC and FBLC issued a joint press release announcing entry into the Merger Agreement. A copy of the press release is furnished herewith as Exhibit 99.1.

The information disclosed under this Item 7.01, including Exhibit 99.1 hereto, is being “furnished” and is not deemed “filed” by FBCC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor is it deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements

Some of the statements in this document constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of FBCC and FBLC and distribution projections; business prospects of FBCC and FBLC and the prospects of their portfolio companies; and the impact of the investments that FBCC and FBLC expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this document involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the Mergers on the expected timeline, or at all; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of FBCC’s stockholders and FBLC’s stockholders voting in favor of the applicable Proposals (as defined below); (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; (ix) any potential termination of the Merger Agreement; (x) the future operating results and net investment income projections of FBCC, FBLC or, following the Mergers, the combined company; (xi) the ability of FBCA to implement FBCA’s future plans with respect to the combined company; (xii) the ability of FBCA and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of FBCC, FBLC or, following the Mergers, the combined company and the prospects of their portfolio companies; (xiv) the impact of the investments that FBCC, FBLC or, following the Mergers, the combined company expect to make; (xv) the ability of the portfolio companies of FBCC, FBLC or, following the Mergers, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that FBCC, FBLC or, following the Mergers, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of FBCC, FBLC or, following the Mergers, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of FBCC, FBLC or, following the Mergers, the combined company; (xix) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xx) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability. FBCC and FBLC have based the forward-looking statements included in this document on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although FBCC and FBLC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that FBCC and FBLC in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement (defined below) and the Registration Statement, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This document relates to the proposed Mergers and the proposed Amended and Restated Advisory Agreement (the “Proposals”). In connection with the Proposals, FBCC and FBLC plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and FBCC plans to file with the SEC the Registration Statement that will include the Joint Proxy Statement and a prospectus of FBCC. The Joint Proxy Statement and the Registration Statement will each contain important information about FBCC, FBLC and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF FBCC AND FBLC ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FBCC, FBLC AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by FBCC, from FBCC’s website at https://benefitstreetpartners.com/our-business/funds/fbcc/ and, for documents filed by FBLC, from FBLC’s website at https://benefitstreetpartners.com/our-business/funds/fblc/.

Participants in the Solicitation

FBCC, its directors, certain of its executive officers and certain employees and officers of Benefit Street Partners L.L.C. (“BSP”) and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of FBCC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2023. FBLC, its directors, certain of its executive officers and certain employees and officers of BSP and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of FBLC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the FBCC and FBLC stockholders in connection with the Proposals will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This current report on Form 8-K is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Current Report is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in FBCC, FBLC or in any fund or other investment vehicle managed by BSP or any of its affiliates.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

2.1	Agreement and Plan of Merger among Franklin BSP Capital Corporation, Franklin BSP Lending Corporation, Franklin BSP Merger Sub, Inc. and Franklin BSP Capital Adviser, L.L.C. (for the limited purposes set forth therein), dated as of October 2, 2023.
99.1	Joint press release of Franklin BSP Capital Corporation and Franklin BSP Lending Corporation, dated as of October 6, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Franklin BSP Capital Corporation

Date: October 6, 2023	By:	/s/ Nina K. Baryski
Nina K. Baryski
Chief Financial Officer and Treasurer